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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC
408

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BREAN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE, FLOOR 14
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARNOLD SARABELLA 212 702 6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAMLER, LEWIS & NOREMAN, LLP
(Name – *if individual, state last, first, middle name*)

ONE LINDEN PLACE,SUITE 200	GREAT NECK	NEW YORK	11021-2640
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ARNOLD SARABELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREAN CAPITAL, LLC, as of DECEMBER, 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2021

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Capital, LLC and Subsidiaries

(SEC I.D. No. 8-40742)

Consolidated Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

December 31, 2018

FILED PURSUANT TO RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
Filed pursuant to Rule 17a-5(e)(3)
December 31, 2018

Table of Contents

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Members of Brean Capital, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Brean Capital LLC and Subsidiaries (collectively, the "Company") as of December, 31, 2018, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Brean Capital LLC and Subsidiaries as of December, 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Brean Capital LLC and Subsidiaries' management. Our responsibility is to express an opinion on Brean Capital LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brean Capital LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kamler, Lewis & Noreman

Kamler, Lewis & Noreman LLP

We have served as Brean Capital LLC and Subsidiaries' auditor since 2012.

Great Neck, New York
February 28, 2019

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2018

Assets:		
Cash and cash equivalents	$	28,462,284
Receivable from broker-dealers and clearing organizations		2,984,557
Securities owned, at fair value (pledged as collateral with clearing organization)		1,161,372,228
Interest receivable		3,300,330
Due from others		2,543,671
Due from affiliate		33,768
Prepaid expenses and other assets		2,945,704
Security deposits		831,329
Furniture and fixtures, equipment and leasehold improvements, net		1,962,380
Total Assets	$	1,204,436,251
Liabilities:		
Securities sold, not yet purchased, at fair value	$	264,920,423
Securities sold under repurchase agreements		78,740,467
Payable to broker-dealers and clearing organizations		756,802,266
Compensation payable		4,535,153
Accounts payable, accrued expenses and other liabilities		2,556,461
Total Liabilities		1,107,554,770
Commitments and Contingencies		
Members' Equity		96,881,481
Total Liabilities and Members' Equity	$	1,204,436,251

The accompanying notes are an integral part of these consolidated financial statements

1. Organization and Basis of Presentation

Brean Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the National Association of Securities Dealers Automated Quotations ("NASDAQ") exchange. The Company operates as an introducing broker and has an agreement with a clearing broker to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company engages in several classes of services including trading of mortgage-backed securities and other fixed income instruments, which are primarily generated out of its New York headquarters along with approximately one third of the sales force residing in 16 branch offices throughout the United States. Its investment banking and syndicate underwriting business are primarily based in New York.

On February 28, 2018, the legal structure ownership of two of its members, Robert Fine and Robert Tirschwell, was changed from an individual ownership basis to limited liability companies ("LLC"). Each LLC is primarily owned by each of the respective members. In addition, the structural change required the members' subordinated debts to be assigned to each member's respective LLC. Robert Fine's ownership interest was transferred to Allured, LLC and Robert Tirschwell's ownership interest was transferred to Lizinator, LLC. The legal structural ownership change and the assignment of the subordinated debt to the LLCs had no impact on the business, operations, or supervision structure of the Company.

On November 8, 2018, Hunt FS Holdings III, LLC ("Hunt") made a total equity investment of $25,000,000 comprised of $24,000,000 cash contribution and $1,000,000 cash held in an escrow account for a 20.7215% equity investment in the Company. Immediately following the capital contribution, the equity interests of both Allured, LLC and Lizinator, LLC were reduced from 25.5% to 20.1539%. The equity interest of BMUR Holdings, LLC was reduced from 49% to 38.970%.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its consolidated statement of financial condition on the accrual basis of accounting in accordance with the Accounting Standards Codification ("ASC") that was approved as being the single source of authoritative United States accounting and reporting standards other than guidance issued by the SEC.

Use of Estimates
The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Principles of Consolidation
The consolidated statement of financial condition include the accounts of the Company, Brean Murray Investment Consultancy (Shanghai) Co., Ltd. ("BMICS"), a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd. ("XBMCIC"), a corporation organized in China in 2011, both of which are wholly-owned subsidiaries of the Company and whose operations were discontinued, effective April 1, 2014. BMICS had provided investment banking and advisory services and XBMCIC had provided consulting services in the Xiamen Special Zone. All material intercompany balances and transactions have been eliminated in consolidation. The financial results of BMICS and XBMCIC are disclosed and included in the loss from discontinued operations in Note 15.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchanges.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2018, cash and cash equivalents of $28,462,284 were held at one financial institution which is $28,212,284 in excess of the Federal Deposit Insurance Corporation limit of $250,000. The Company also has a letter of credit in the amount of $737,242 held at the same financial institution which is reported in security deposits in the consolidated statement of financial condition.

Securities Owned
Securities transactions in regular-way trades are recorded on trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in payable to broker-dealers and clearing organizations on the consolidated statement of financial condition.

The Company's securities inventory is primarily financed by third party clearing organizations and through repurchase agreements. The amount due to the clearing firm at December 31, 2018 is included in payable to broker-dealers and clearing organizations in the consolidated statement of financial condition.

Furniture and Fixtures, Equipment and Leasehold Improvements
Furniture and fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

2. Summary of Significant Accounting Policies (Continued)

Long-Lived Assets and Asset Impairment

Accounting Standards Update ("ASU") 360-10, Impairment and Disposal of Long-Lived Assets provides guidance for impairments of assets that are held for use, held for sale and to be disposed of by other means. ASC 360-10 requires the use of fair value measurements for impairment of assets that are unique and not widely traded. A long-lived asset (group) that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable, (i.e., information indicates that impairment might exist). As a result, entities are not required to perform an impairment analysis (i.e., test the asset (group) for recoverability and potentially measure an impairment loss) if indicators of impairment are not present. Instead, entities would assess the need for an impairment write-down only if an indicator of impairment (e.g., a significant decrease in the market value of a long-lived asset (group)) is present. Entities are responsible for routinely assessing whether impairment indicators are present and should have systems or processes to assist in the identification of potential impairment indicators. During the year, the Company determined that no assets held for use were impaired.

Discontinued Operations

The Company's treatment of its discontinued operations is presented under the guidance in FASB ASC 205-20 and ASU 2014-08 which requires reporting discontinued operations separately from continuing operations.

Derivatives

Derivative financial instruments are recorded at fair value in the consolidated statement of financial condition and are included within securities owned and securities sold, not yet purchased. Derivatives entered into by the Company include purchase and sale agreements of to-be-announced securities ("TBAs"), which are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. When a forward contract exists for securities purchased and sold on a when-issued basis ("when-issued securities"), such as a TBA security that provides a choice of settlement dates and delivery is made in the second nearest month or later, the TBA forward contract is accounted for as a derivative. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. The fair value of derivatives is recorded in principal transactions in the consolidated statement of operations on a trade date basis. In addition, in order to mitigate exposure to market risk, the Company enters into various options and futures contracts.

Rent Obligation

The Company has operating lease agreements for office equipment and certain offices which contain provisions for future rent escalations or for periods in which rent payments are abated. The Company records monthly rent expense on a straight line basis equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent. The amount of deferred rent included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition at December 31, 2018 is $242,168.

2. Summary of Significant Accounting Policies (Continued)

State Filing Fees, Local Income Taxes and Other
The Company is a limited liability company subject to partnership tax laws. Accordingly, there is no provision for federal income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax ("UBT") which is four percent of net income excluding a provision for state filing fees and local income taxes after adjusting for non-deductible compensation to members and certain exclusions. In addition, the Company is subject to various states' partnership income taxes where it conducts business.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to such tax examinations by taxing authorities for years prior to the three year statute of limitations. The Company has completed its New York City sales and tax examination of which the favorable outcome did not result in any material tax assessment impacting the consolidated statement of financial condition. The Company files quarterly sales and use tax returns to pay tax on certain purchases and expenditures, which are subject to New York State and New York City taxes, where the vendor did not charge sales tax. During the current year, the Company underwent a UBT examination, which was completed in February 2019. Refer to Note 18 for additional disclosures.

In December 2017, Congress signed the 2018 Tax Reform Act ("Act") effective for tax years beginning after December 31, 2017. The new tax law changes the treatment of certain partnership pass-through income to its members. There was no material impact on the Company's consolidated statement of financial condition for the year ended December 31, 2018.

Recent Accounting Pronouncements
On May 28, 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The standard removes inconsistencies and weaknesses in existing revenue requirements and provides a more robust framework for addressing revenue issues. The standard improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The standard provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an organization must refer. The new guidance affects any reporting organization that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard states that entities should apply the following steps in order to comply with the core principles:

1. Identify the contract(s) with a customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when (or as) the entity satisfies a performance obligation.

2. Summary of Significant Accounting Policies (Continued)

On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. The Company analyzed the revenue from prior periods and determined no material adjustments to opening retained earnings or receivables were necessary as the updated guidance is consistent with the Company's historical revenue recognition methodology.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities*. The new standard is intended to provide users of financial statements with more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. The new guidance requires equity investments to be measured at fair value with changes in fair value recognized in net income; separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the consolidated statement of financial condition or the accompanying notes to the consolidated financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost; and present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when an entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The standard becomes effective for fiscal years beginning after December 15, 2018. The Company has not evaluated the potential impact of the new provisions on the Company's consolidated statement of financial condition.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)*. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of twelve months or less. All other leases will fall into one of two categories. The first category, financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments. Interest on the liability will be recognized separately from amortization of the asset. Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows. The second category, operating leases, will also require the recognition of an asset and liability measured at the present value of the lease payments and recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis. The standard becomes effective for fiscal years beginning after December 15, 2019. The Company has not evaluated the potential impact of the new provisions on the Company's consolidated statement of financial condition.

In June 2016, FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The new standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses valuation account should be deducted from the amortized cost basis of the financial asset(s) and presented at net carrying value. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The standard becomes effective for fiscal years beginning after December 15, 2020. The Company has not evaluated the potential impact of the new provisions on the Company's consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

On August 28, 2017, FASB issued ASU 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.* The amendments in ASU 2017-12 apply to any entity that elects to apply hedge accounting in accordance with GAAP. The main changes include permitting more flexibility in hedging interest rate risk for both variable rate and fixed rate financial instruments, and introduce the ability to hedge risk components for nonfinancial hedges. The standard changes the guidance for designating fair value hedges of interest rate risk and for measuring the change in fair value of the hedged item in fair value hedges of interest rate risk. It requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. It expands and changes the reporting of amounts excluded from the assessment of hedge ineffectiveness to allow entities to use an amortization approach or to continue mark-to-market accounting consistent with current GAAP. The ASU amendments are effective for fiscal years beginning after December 15, 2019. The Company has not evaluated the potential impact of the new provisions on the Company's consolidated statement of financial condition.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The standard will modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU No. 2018-13 is effective for annual reporting periods beginning after December 15, 2019. The Company has not evaluated the potential impact of the new provisions on the Company's consolidated statement of financial condition.

3. Receivable From/Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations and at December 31, 2018 consist of the following:

	Receivable	Payable
Clearing and margin deposits - cash	$ 2,984,557	$ -
Payable to clearing organization	-	756,802,266
	$ 2,984,557	$ 756,802,266

4. Fair Value Measurements

Financial Accounting Standard Boards, Accounting Standard Codification 820 ("FASB ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

4. Fair Value Measurements (Continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1, which are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of the markets, the interest rate environment and other characteristics of the security or issuer. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As a result, the degree of judgment used in determining fair value is greatest for securities categorized as level 3. When multiple inputs are used in determining fair value, the security is included in the hierarchy based upon the lowest level of input.

Level 1 - Unadjusted quoted prices in active market for identical assets or liabilities. Level 1 assets and liabilities consist of U.S. government treasury securities and federal agencies that are highly liquid and are actively traded in OTC markets. Level 1 also includes TBAs which are traded in an actively quoted market.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include commercial mortgage-backed securities, corporate asset-backed debt, corporate obligations, federal agency mortgage-backed securities, asset backed securities with recent sales activity, investment grade and asset backed corporate bonds and municipal bonds. Also included are interest rate futures.

Level 3 - Unobservable inputs that are supported by limited or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of the fair value requires significant management judgement or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumption a market participant would use in pricing the asset or liability. Level 3 assets consist of non-investment grade corporate asset backed bonds and commercial mortgage-backed securities with par values of less than 95, and equity stocks and warrants along with non-marketable municipal bonds.

4. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Balance at December 31, 2018
Securities owned, at fair value				
Commercial mortgage-backed	$ -	$ 11,703,478	$ 2,098	$ 11,705,576
Common stock:				
Privately held	-	-	60,000	60,000
Publicly traded	-	-	22,320	22,320
Corporate asset-backed debt	-	5,535,112	-	5,535,112
Corporate obligations	-	9,022,151	-	9,022,151
Federal agency mortgage-backed	-	238,708,800	-	238,708,800
Municipal bonds	-	35,031,876	286,787	35,318,663
Preferred Stock	-	102,210	-	102,210
US Government and federal agencies	9,339,278	851,442,378	-	860,781,656
Warrants:				
Publicly traded	-	-	115,740	115,740
Total securities owned, at fair value	$ 9,339,278	$ 1,151,546,005	$ 486,945	$ 1,161,372,228
Securities sold, not yet purchased, at fair value				
Corporate asset-backed debt	$ -	$ 97,936	$ -	$ 97,936
Futures contracts	-	1,819,642	-	1,819,642
US Government and federal agencies	263,002,845	-	-	263,002,845
Total securities sold, not yet purchased, at fair value	$ 263,002,845	$ 1,917,578	$ -	$ 264,920,423

Commercial mortgage-backed securities

Commercial mortgage-backed securities are a type of mortgage-backed security that is secured by mortgages on commercial properties, rather than residential real estate. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized in Level 2 and Level 3.

Corporate asset-backed debt securities

Securities backed by commercial loans and assets which include tranches of varying levels of subordination. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are predominantly characterized in Level 2.

Corporate obligations

Securities issued by corporations which are unsecured and are based on the credit worthiness of the issuer. Significant inputs include recent transaction prices for the same or bonds with comparable underlying characteristics, yields of similar bonds, and liquidity of the issue. These securities are characterized in Level 2.

4. Fair Value Measurements (Continued)

Federal agency mortgage-backed
Securities backed by pools of residential mortgages, typically called Collateralized Mortgage Obligations ("CMO") which include tranches of varying levels of subordination. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. These securities are characterized in Level 2.

Municipal Bonds
Securities issued by states and municipalities. The fair value of these securities is generally determined based upon recently executed transactions, interest rates and credit worthiness of the issuer. These securities are characterized predominantly in Level 2.

US Government and federal agencies
Securities backed by a pool of residential mortgages, US government treasury securities and TBAs. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the US government. TBAs are traded in active quoted market and therefore generally classified as Level 1. The other securities are characterized predominantly in Level 2.

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market ("OTCBB") are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Warrants that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair values under the Black-Scholes option pricing model.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2018:

	Balance, January 1, 2018	Purchases, Issuances, and Settlements	Net gains or (losses) (realized and unrealized)(1)	Return of principal	Transfers in(out), net	Balance, December 31, 2018
Commercial mortgage-backed/ corporate asset-backed	$ 2,025,415	$ (1,773,711)	$ (155,598)	$ -	$ (94,008)	$ 2,098
Common stock	107,293	-	(24,973)	-	-	82,320
Municipal bonds	280,207	-	6,580	-	-	286,787
Warrants	143,318	(98,145)	70,567	-	-	115,740
	$ 2,556,233	$ (1,871,856)	$ (103,424)	$ -	$ (94,008)	$ 486,945

(1) Realized and unrealized gains/(losses) are reported in Principal transactions in the Consolidated Statement of Operations.

Changes in net unrealized losses on Level 3 assets still held at December 31, 2018 amounted to $44,640.

5. Derivatives

The Company utilizes derivatives to meet the needs of customers, for trading strategies and for economic hedging strategies to actively manage its market and liquidity exposures.

The following table summarizes the derivatives included in securities owned and securities sold, not yet purchased in the consolidated statement of financial condition at December 31, 2018:

	Number of Contracts	Notional	Fair Value
Purchase Contracts			
TBA agreements	29	$ 88,897,031	$ 293,039
When issued securities	11	78,810,388	71,016
	40	$ 167,707,419	$ 364,055
Sale Contracts			
Interest rate futures contracts	826	$ 82,600,000	$ (1,819,642)
TBA agreements	78	449,823,000	(2,582,428)
When issued securities	20	133,569,631	490,044
	924	$ 665,992,631	$ (3,912,026)

6. Securities Sold Under Repurchase Agreements

The Company enters repurchase agreements to finance certain inventory. Transactions involving sales of securities under agreements to repurchase ("repurchase agreements") are presented on a net-by-counterparty basis when a legal right of offset exists and are accounted for as collateralized financing transactions and recorded at their contracted amounts plus accrued interest. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be provided, or excess collateral returned, when necessary. The Company values the collateral daily and retrieves or returns excess collateral from/to counterparties, when appropriate.

At December 31, 2018, the fair value of financial instruments pledged as collateral by the Company on repurchase agreements was approximately $87,800,000.

The following table provides detail on the composition of the outstanding repurchase agreements at December 31, 2018:

	2018					
	Remaining Contractual Maturity of the Agreements					
Repurchase agreements and Repurchase-to-maturity transactions	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	On Demand	Total
U.S. Treasury and federal agency securities	$ -	$ -	$ -	$ -	$ 78,740,467	$ 78,740,467
Total borrowings	$ -	$ -	$ -	$ -	$ 78,740,467	$ 78,740,467

7. Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2018 consist of the following:

Cash held in escrow	$ 1,000,301
Employee loans and advances	746,443
Prepaid expenses	540,855
Credit note agreement	510,000
Prepaid taxes	107,254
Receivables and other assets	40,851
	$ 2,945,704

Other assets include $1,000,301 of cash and accrued interest deposited into an escrow account from Hunt as part of its equity investment into the Company. The escrow account shall be available to satisfy any claims of Hunt for indemnification for losses incurred related to breach or inaccurate representations made as part of the partnership agreement. The release of the escrow amounts are in increments of $500,000, the first occurring six months after the closing of the partnership agreement and the remaining $500,000 at the one year anniversary of the partnership agreement, less any losses incurred, if applicable.

8. Furniture and Fixtures, Equipment and Leasehold Improvements

Furniture and fixtures, equipment and leasehold improvements, net of depreciation and amortization, at December 31, 2018 consisted of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 Years	$ 419,545
Computer equipment	3-5 Years	2,131,556
Leasehold improvements	Life of Lease	2,341,747
Total, at cost		4,892,848
Less accumulated depreciation and amortization		2,930,468
Total Furniture and Fixtures, Equipment and Leasehold Improvements, net		$ 1,962,380

9. Subordinated Borrowings

The subordinated loans of Allured, LLC, Lizinator, LLC and BMUR Holdings, LLC, aggregating $12,000,000 with maturity dates of December 31, 2019, were converted into equity, in the form of additional paid-in-capital on October 19, 2018, in accordance with the terms stipulated in the partnership agreement with Hunt. The conversions were a simultaneous transaction, with no funds withdrawn from the Company. The conversions resulted in no reduction in the Company's net capital, and each member agreed in writing that the converted funds will not be withdrawn from the Company prior to the maturity date of December 31, 2019.

10. Related Party Transactions

The Company provides certain management and administrative services to an affiliate. The Company has a management service and reimbursement agreement with Brean Strategic Advisors, LLC to perform various administrative functions and provide certain facilities, equipment and other shared expenses. At December 31, 2018, $33,768 was included in due from affiliate in the consolidated statement of financial condition.

11. Net Capital Requirement

The Company is subject to the net capital requirement of Rule 15c3-1 promulgated under the Securities Exchange Act (the "Net Capital Rule"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $47,047,729, which was $46,574,954 in excess of its required minimum net capital of $472,775. The Company's percentage of aggregate indebtedness to net capital was 15.07%.

12. Commitments and Contingencies

Employment Agreements
The owners of two equity members of the Company, Allured LLC and Lizinator LLC, entered into employment agreements in connection with the investment partnership agreement with Hunt to serve as the Chief Executive Officer and Head of Trading, respectively. Compensation consists of salaries, guaranteed payments, discretionary bonus, health insurance and other employee benefits including reimbursable business expenses.

Lease Commitments
The Company has obligations under operating leases with initial non-cancelable terms, relating to its offices located in New York, Boston, St. Petersburg, Memphis and various other locations which expire through May 2022. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses. The Company also has non-cancelable operating leases for use of certain office equipment.

12. Commitments and Contingencies (Continued)

Future minimum payments under these leases in each of the years subsequent to December 31, 2018 are as follows:

	*Future Minimum Lease Payments
2019	$ 2,334,165
2020	2,112,470
2021	1,810,293
2022	29,151
2023	1,990
Total	$ 6,288,069

* Future minimum lease payments exclude month-to-month cancellable leases.

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. These include litigations, arbitration and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities for client accounts, and employment matters. The Company does not believe that any current litigation, proceeding or other matter which it is a party to or otherwise involved with will have a material adverse effect on its financial position, results of operations and cash flows.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

The Company has an outstanding letter-of-credit agreement for $737,242 used in lieu of a security deposit for its New York City office.

12. Commitments and Contingencies (Continued)

Credit Note Agreement

In December 2017, the Company entered into a credit note agreement with Applied Residential, Inc. ("ARI") and Trio Capital LLC ("Trio"), up to the principal amount of $500,000 plus accrued interest at 8% per annum. The note provides that the parties may enter into definitive agreements to convert the note into an ownership interest in a newly formed limited liability company to be co-owned by the Company with Trio as part of a joint venture among the Company, Trio and certain of their affiliates. The payment and performance of the note is secured by the eligible assets including proprietary and non-proprietary lease arrangements in connection with mortgage-backed securities for single family homes, condominiums and townhomes and other securitized products that have been acquired and managed by ARI and Trio. The agreement provides ARI to require the originator of the aforementioned eligible assets the option for the Company to purchase such assets at a price equal to the "bid" side of the TBA market. As of December 31, 2018, ARI drew down all $500,000 of its line of credit of which this amount plus accrued interest of $10,000 has been reflected in prepaid expenses and other assets in the consolidated statement of financial condition.

13. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBAs and when-issued securities. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions, including interest rate options and futures, are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2018 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2018.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the underlying financial instrument at a loss.

13. Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There are no other margin accounts guaranteed by the Company other than just described at December 31, 2018.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company's clearing organization monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

14. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

15. Discontinued Operations

China Subsidiaries
The consolidated statement of financial condition includes the accounts of its wholly-owned subsidiaries, BMICS and XBMCIC, as described in Note 2. Effective April 1, 2014, the Company's management discontinued the operations of its wholly-owned subsidiaries, Brean Murray Investment Consultancy (Shanghai) Co., Ltd., a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd., a corporation organized in China in 2011.

Total assets of BMICS and XBMCIC were approximately $10,000 at December 31, 2018 which was comprised of cash on hand and are included in prepaid expenses and other assets in the consolidated statement of financial condition. Total liabilities of BMICS and XBMCIC were approximately $14,000 at December 31, 2018 which were comprised of accrued expenses and are included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

15. Discontinued Operations (Continued)

The following table summarizes the changes in the Company's liability related to discontinued operations for the year ended December 31, 2018:

Balance, January 1, 2018	$	50,000
Less: Payments for legal, taxes and filing fees		(35,534)
Balance, December 31, 2018	$	14,466

16. Subsequent Events

The Company evaluated the possibility of subsequent events that may impact the consolidated statement of financial condition through February 28, 2019, the date the consolidated statement of financial condition were available to be issued. The Company has determined that there are no material events that would require adjustments to or disclosure in its consolidated statement of financial condition.

On February 13, 2019, the Company renewed its credit note agreement with ARI and Trio for an additional twelve months.

On February 22, 2019, the Company received a Notice of Audit Result from the New York City Department of Finance upon conclusion of their UBT examination. The conclusion reached was that no adjustments are necessary for the tax periods under examination.